EXHIBIT 4.38
RESTRUCTURING AGREEMENT
THIS AGREEMENT is made as of the 29 day of December, 2005
BETWEEN:
KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a corporation continued under the laws of British Columbia, Canada
(“KHD”)
AND:
MASS FINANCIAL CORP., a company continued under the laws of Barbados
(“MFC”)
WHEREAS:
A. KHD’s business consists of two segments: (i) an industrial and engineering services business segment (the “Industrial and Engineering Services Business”), and (ii) a financial services business segment (the “Financial Services Business”);
B. KHD wishes to realign its business to focus on the expansion of the Industrial and Engineering Services Business and to pursue an active acquisition program to acquire other companies that will compliment such operations;
C. As part of KHD’s realignment of its business, KHD wishes to distribute the Financial Services Business, which includes commodities trading and merchant banking, to its shareholders by way of a dividend in kind consisting of all the Class A common shares of MFC;
D. As part of the proposed distribution of the Financial Services Business, KHD wishes to transfer to MFC its interests in certain subsidiaries, which are involved or related to the Financial Services Business and not complimentary to the Industrial and Engineering Services Business and MFC wishes to transfer to KHD its interests in certain subsidiaries, which are complimentary to the Industrial and Engineering Services Business;
E. Each of the boards of directors of KHD and MFC has determined that the proposed distribution is expected to enhance the success of both KHD and MFC and is expected thereby to maximize shareholder value over the long-term for each company by enabling each company to continue to pursue its own focused strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each of KHD and MFC separately in comparison to companies within their respective industries; and
F. KHD and MFC have agreed to enter into this Agreement setting out the terms and conditions on which the restructuring and distribution will be carried out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions

In this Agreement, unless the subject matter or context is inconsistent therewith:
(a)	“Act” means the Business Corporations Act (British Columbia), as now enacted or as the same may be amended;

(b)	“Agreement”, “hereof”, “herein”, “hereunder” and similar expressions means this Agreement, including Schedules A, B and C, and not any particular article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

(c)	“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(d)	“Confidential Information” has the meaning ascribed thereto in Section 4.8 of this Agreement;

(e)	“Disclosing Party” has the meaning ascribed thereto in Section 4.8 of this Agreement;

(f)	“Distribution Date” means the date on which the KHD Distribution is effected;

(g)	“Distribution Record Date” has the meaning ascribed thereto in Section 2.1(b)(iv) of this Agreement;

(h)	“Exemption Order” has the meaning ascribed thereto in Section 2.1(a) of this Agreement;

(i)	“Financial Services Business” has the meaning ascribed thereto in Recital A of this Agreement;

(j)	“Industrial and Engineering Services Business” has the meaning ascribed thereto in Recital A of this Agreement;

(k)	“Intended Purposes” has the meaning ascribed thereto in Section 4.8 of this Agreement;

(l)	“KHD Distribution” has the meaning ascribed thereto in Section 2.1(b)(v) of this Agreement;

(m)	“KHD Financial Instruments” includes all credit facilities, guaranties, commercial paper, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Industrial and Engineering Services Business under which MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) has any primary, secondary, contingent, joint, several or other Liability after the Distribution Record Date;

(n)	“KHD Shareholders” means at any time the holders at that time of KHD Shares;

(o)	“KHD Shares” means the common shares in the capital of KHD;

(p)	“KHD Transfers” means the share transfers by KHD and its subsidiaries, if applicable, to MFC as set out in Schedule A for the consideration as set out in Section 2.1(b) of this Agreement;

(q)	“Liability or Liabilities” includes all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet;

(r)	“MFC Financial Instruments” includes all credit facilities, guaranties, commercial paper, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Financial Services Business under which KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) has any primary, secondary, contingent, joint, several or other Liability after the Distribution Record Date;

(s)	“MFC Shareholders” means at any time the holders at that time of MFC Shares;

(t)	“MFC Shares” means the Class A common shares in the capital of MFC;

(u)	“MFC Split” has the meaning ascribed thereto in Section 2.1(b)(iv) of this Agreement;

(v)	“MFC Transfers” means the share transfers by MFC to KHD as set out in Schedule B for the consideration as set out in Section 2.1(b) of this Agreement;

(w)	“Restructuring” means the transactions set out Section 2.1 of this Agreement;

(x)	“Rule 12g3-2(b) Exemption” means the exemption granted by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Securities and Exchange Act of 1934;

(y)	“Securities Act” means the Securities Act (British Columbia), as now enacted or as the same may be amended;

(z)	“Securities Legislation” means the United States Securities Act of 1933, the United States Securities Exchange Act of 1934, and such other provincial, state or territorial securities legislation as may be applicable, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes;
(aa)	“Share Exchange Agreement” means the share exchange agreement dated December 29, 2005 between KHD and MFC;

(bb)	“Tax Act” means the Income Tax Act (Canada), as now enacted or as the same may be amended; and

(cc)	“Termination Date” means 11:59 p.m., Pacific Standard Time, on March 31, 2006.
1.2	Subsidiaries

When reference is made in this Agreement to subsidiaries of any entity, the word “subsidiary” means any corporation of which outstanding voting securities carrying more than 50 percent of the votes for the election of directors are, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest is, directly or indirectly, owned by such entity.

1.3	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5	Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.6	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject mater hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.
ARTICLE 2
THE RESTRUCTURING
2.1	The Restructuring
(a)	As soon as reasonably practicable, KHD and MFC shall apply to the United States Securities and Exchange Commission for the Rule 12g3-2(b) Exemption and apply to all relevant Canadian securities commissions for a discretionary exemption order (the “Exemption Order”) in connection with the KHD Distribution.

(b)	Subject to the issuance of the Rule 12g3-2(b) Exemption and the Exemption Order and prior to the Termination Date:
(i)	KHD will complete and, if applicable, cause its subsidiaries to complete, the KHD Transfers in consideration of the issuance by MFC of one (1) common share of MFC to KHD and the completion of the MFC Transfers;

(ii)	MFC will complete the MFC Transfers in consideration of the KHD Transfers;

(iii)	upon the completion of the KHD Transfers and the MFC Transfers, KHD and MFC will complete the transaction set out in the Share Exchange Agreement;

(iv)	upon the completion of the Share Exchange Agreement, MFC will divide the issued and outstanding MFC Shares by a factor to be determined jointly by MFC and KHD so that the number of issued and outstanding MFC Shares is equal to the number of issued and outstanding KHD Shares (the “MFC Split”) on the record date set by KHD to distribute all of the MFC Shares held by KHD as part of the KHD Distribution (the “Distribution Record Date”);

(v)	upon the completion of the MFC Split, KHD will declare a dividend payable to KHD Shareholders by distribution of the post-split MFC Shares KHD received under the Share Exchange Agreement pursuant to which holders of one KHD Share will receive one MFC Share (the “KHD Distribution”); and KHD Shareholders will not be required to pay for the MFC Shares received in the KHD Distribution or to surrender or exchange KHD Shares in order to receive MFC Shares or to take any other action in connection the KHD Distribution;

(vi)	MFC will use all reasonable commercial efforts to apply to have the MFC Shares listed and traded on the Cayman Islands Stock Exchange or other exchange or market acceptable to the applicable regulatory authorities; and
(vii)	KHD will prepare an information statement that will contain information substantially similar to that information which would be made available to shareholders in a proxy or information statement complying with Schedule 14A or 14C of the United States Securities Exchange Act of 1934, describing the Distribution and MFC, to be sent to KHD Shareholders.
2.2	Transfers and Conveyancing Agreements
(a)	In connection with the KHD Transfers and the MFC Transfers, each of KHD and MFC herewith assigns the shares being transferred, as set out in this Agreement, to the other party who accepts the assignment. For reasons of precaution, each of KHD and MFC herewith assigns in accordance with Sec. 398,410 German Civil Code to the other party, who accepts such assignment, all of the membership rights pertaining to the shares being transferred, as set out in this Agreement. Where shares exist in physical form (“Physical Shares”), such Physical Shares shall be physically delivered to the other party. Where shares are entered into an electronic system (e.g. where shares are booked in security deposits of banks), each of KHD and MFC herewith assigns to the other party, who accepts such assignment, each and any of its claims for return of the shares against both the bank and Clearstream. If applicable, each of KHD and MFC herewith irrevocably instructs the depositary bank to transfer the shares being transferred, as set out in this Agreement, to the other party’s account and to instruct Clearstream to hold constructive possession of the shares for the other party’s bank.

(b)	In connection with the KHD Transfers and the MFC Transfers, KHD and MFC shall execute, or cause to be executed by the appropriate entities, such transfer and conveyancing instruments, notarized deeds, bank directions and other documents, in such forms as shall be reasonably acceptable to KHD and MFC to effect the KHD Transfers and the MFC Transfers.
2.3	Transfers Not Effected Prior to the Distribution; Transfers Deemed Effective as of the Distribution Date

To the extent that the any of the KHD Transfers or the MFC Transfers have not been consummated on or prior to the Distribution Date, the parties shall cooperate and use reasonable best efforts to effect the transfer of such shares as promptly following the Distribution Date as shall be practicable. Nothing herein shall be deemed to require the transfer of any of shares contemplated by the KHD Transfers or the MFC Transfers which by their terms or operation of law cannot be transferred until such time as all legal impediments to such transfer have been removed; provided, however, that KHD and MFC shall, and shall cause their respective subsidiaries to, use its reasonable best efforts to obtain any necessary consents or approvals for the completion of the KHD Transfers and the MFC Transfers. In the event that any of the KHD Transfers or the MFC Transfers have not been consummated, effective on or before the Distribution Date, the party retaining the shares subject to such transfer shall thereafter hold such shares in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and take such other action as may be reasonably requested by the party to which such shares are to be transferred, in order to place such party, insofar as reasonably practicable, in substantially the same position as would have existed had such shares been transferred as contemplated hereby. As and when any such shares becomes transferable, such transfer automatically and without any further action shall be effected forthwith. Subject to the foregoing, the parties agree that, as of the Distribution Date (or such earlier time as any such shares may have been transferred or indebtedness assumed), each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of such shares, together with all rights, powers and privileges incident thereto, which such party is entitled to acquire pursuant to the terms of this Agreement.
2.4	Guarantee Obligations and Liens Relating to MFC
(a)	KHD and MFC shall cooperate and use their respective reasonable best efforts to:
(i)	cause MFC, or one of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) to be substituted in all respects for KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, all obligations of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) under any Liabilities of MFC for which such may be liable, as guarantor, original tenant, primary obligor or otherwise; and

(ii)	cause assets of MFC to be substituted in all respects for any assets of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, any liens or encumbrances on any assets of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) which are securing any Liabilities of MFC.
(b)	If such a termination or substitution is not effected by the Distribution Date, MFC shall indemnify and hold harmless KHD and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) for any loss arising from or relating thereto.
2.5    Guarantee Obligations and Liens Relating to KHD
(a)	KHD and MFC shall cooperate and use their respective reasonable best efforts to:
(i)	cause KHD, or one of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) to be substituted in all respects for MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, all obligations of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) under any Liabilities of KHD for which such may be liable, as guarantor, original tenant, primary obligor or otherwise; and

(ii)	cause assets of KHD to be substituted in all respects for any assets of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, any liens or encumbrances on any assets of

MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) which are securing any Liabilities of KHD.
(b)	If such a termination or substitution is not effected by the Distribution Date, KHD shall indemnify and hold harmless MFC and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) for any loss arising from or relating thereto.
2.6	Guarantee Obligations and Liens of MFC and KHD following the Distribution

Notwithstanding any provision to the contrary, MFC and KHD agree that all current obligations under any Liabilities of each party and their respective subsidiaries for which such may be liable, as guarantor, original tenant, primary obligor or otherwise (collectively, the “Guarantees”), that are not terminated or otherwise extinguished prior to the Distribution Date shall continue to be in force for a reasonable period of time following the Distribution Date and both parties and their respective subsidiaries shall issue such Guarantees as are reasonably required for a reasonable period of time following the Distribution Date.

2.7	Financial Instruments
(a)	MFC will, at its expense, take or cause to be taken all actions, and enter into (or cause the subsidiaries of MFC to enter into) such agreements and arrangements, as shall be reasonably necessary to effect the release of and substitution for each member of KHD and/or its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of MFC Financial Instruments to the extent related to the Financial Services Business (it being understood that all such Liabilities in respect of MFC Financial Instruments are Liabilities of MFC).

(b)	KHD will, at its expense, take or cause to be taken all actions, and enter into (or cause its subsidiaries to enter into) such agreements and arrangements, as shall be necessary to effect the release of and substitution for MFC and its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of KHD Financial Instruments to the extent related to the Industrial and Engineering Services Business (it being understood that all such Liabilities in respect of KHD Financial Instruments are Liabilities of KHD).

(c)	The parties’ obligations under this Section 2.7 will continue to be applicable to all MFC Financial Instruments and KHD Financial Instruments identified at any time by KHD or MFC, whether before, at or after the Distribution Date.

2.8	Intercompany Accounts
(a)	KHD and MFC shall agree on the amounts of all intercompany accounts that existed among KHD and MFC, and their respective subsidiaries, as at December 31, 2005 (or at such other applicable date) (the “Intercompany Accounts”).

(b)	KHD and MFC may adjust the Intercompany Accounts provided that such adjustment does not give rise to any tax cost or liabilities on the part of KHD, MFC or any of their respective subsidiaries. KHD and MFC may settle any Intercompany Accounts through the issuance of preferred shares.
2.9	Tax Adjustments

If the Minister of National Revenue or any other competent authority at any time questions or proposes to issue or issues any assessment or assessments that would impose or imposes any liability for tax of any nature or kind on any of the parties or on any other person in connection with the Restructuring or the KHD Distribution, then the parties shall do all such things and perform all such acts as may be necessary to minimize the liability for such assessment or assessments.
2.10	The Agent and Delivery of Shares to the Agent
(a)	Prior to the Distribution Date, MFC shall enter into an agreement with a transfer agent (the “Agent”) providing for, among other things, the distribution to the KHD Shareholders of the MFC Shares.

(b)	On or prior to the Distribution Date, KHD shall irrevocably authorize the book-entry transfer by the Agent of all of the outstanding MFC Shares to be distributed in connection with the KHD Distribution, immediately following which the Agent shall distribute by book-entry transfer all of the MFC Shares. After the Distribution Date, upon the request of the Agent, MFC shall provide all book-entry transfer authorizations that the Agent shall require in order to issue shares certificates to evidence the MFC Shares.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Mutual Representations and Warranties

Each party represents and warrants to the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:
(a)	it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b)	the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and it has the corporate power and authority to enter into and perform its obligations under this Agreement;
(c)	it has duly executed and delivered this Agreement, and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not now and will not:
(i)	conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound; or

(ii)	violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.
ARTICLE 4
COVENANTS
4.1	Covenants of KHD
(a)	Subject to the issuance of the Rule 12g3-2(b) Exemption and Exemption Order, KHD will execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Restructuring in the order as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.3 of this Agreement, on or before the Termination Date.

(b)	Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.3 of this Agreement, KHD shall complete the Restructuring.

(c)	KHD will use all reasonable commercial efforts to procure the Rule 12g3-2(b) Exemption and the Exemption Order.
4.2	Covenants of MFC
(a)	Subject to the issuance of the Exemption Order, MFC will execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Restructuring in the order as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.2 of this Agreement, on or before the Termination Date.

(b)	Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.2 of this Agreement, MFC shall complete the Restructuring.

(c)	MFC will use all reasonable commercial efforts to procure the Rule 12g3-2(b) Exemption.
4.3	Mutual Covenants

Except as contemplated in this Agreement, each of KHD and MFC agrees, except with the prior written agreement of the other, that:
(a)	it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Restructuring;

(b)	to co-operate with the other in good faith in order to ensure the timely completion of the Restructuring;

(c)	to use all reasonable commercial efforts to co-operate with each other in connection with the performance by the other of its obligations under this section;

(d)	prior to the KHD Distribution, it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Restructuring or which would render inaccurate any of its representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date; and

(e)	it will not take or fail to take any action within its control which would result in a condition precedent to the Restructuring not being satisfied.
4.4	Co-operation, Consents and Approvals

Each party will, and will cause its subsidiaries to, co-operate and use their respective reasonable commercial efforts to obtain all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated by the Restructuring and the KHD Distribution. Each party will vigorously defend or cause to be defended any lawsuits or other legal proceedings brought against it or any of its subsidiaries challenging this Agreement or the completion of the Restructuring or the KHD Distribution. Neither party will settle or compromise any claim brought by their respective present, former or purported holders of any of their securities in connection with the transactions contemplated by this Agreement prior to the KHD Distribution without the prior written consent of the other, such consent not to be unreasonably withheld.

4.5	Public Announcements

No news release or other public announcement concerning the proposed transactions contemplated by this Agreement will be made by any party hereto without the prior consent of the other, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any Securities Legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure will use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

4.6	Material Changes

Each party will advise the other party orally and in writing of any material change with respect to it or its subsidiaries on a consolidated basis (and for this purpose, MFC and its subsidiaries shall not be considered subsidiaries of KHD at any time) promptly after it has occurred and will promptly send to the other a copy of any press release or material change report filed by it with securities regulatory authorities.

4.7	Notification

Each party will promptly notify the other if any of the representations and warranties made by it in this Agreement ceases to be true, accurate and complete in any material respect and of any failure to comply in any material respect with any of its obligations hereunder.

4.8	Confidential Information

Each of the parties confirms and acknowledges that it has been provided, in connection with the review of the proposed transactions among them and the preparation of materials required to implement those transactions which have culminated in the parties entering into this Agreement (the “Intended Purposes”), certain confidential information concerning the affairs of the disclosing party (the “Disclosing Party”) in written, electronic, spoken or other form in presentations, discussions, tours or other means including direct disclosure and disclosure by way of authorized agents, representatives and consultants (which disclosed information together with all third party reports to any party based in whole or in part on such disclosed information is herein referred to as the “Confidential Information”). Each party acknowledges that the Confidential Information is the property of the Disclosing Party, is confidential and material to the interests, business and affairs of the Disclosing Party and includes information that has not been generally disclosed to the public and that disclosure thereof, other than as contemplated herein, would cause irreparable harm to the Disclosing Party and its shareholders. Accordingly, each party will maintain the confidentiality of the Confidential Information and will not disclose the Confidential Information to any person except as part of the Intended Purposes or except as required by applicable law or legal process, in which latter case such party shall provide the Disclosing Party with prompt notice of such requirement to allow the Disclosing Party to seek an appropriate protective order or other remedy. Each of the parties acknowledges and agrees that any Disclosing Party and its shareholders would be irreparably damaged and that compensation by damages alone would be insufficient if any provision of this Section 4.8 is not performed by any of the other parties in accordance with its terms. Accordingly, the Disclosing Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.8 and may specifically enforce such provisions by an action instituted in a court having jurisdiction and the party in breach of such provisions will be deemed to have waived defences to such an action. These specific remedies are in addition to any other remedy to which a Disclosing Party may be entitled at law or in equity.

4.9	Provision of Corporate Records
(a)	Prior to or as promptly as practicable after the Distribution Date, KHD shall deliver or make available to MFC all corporate books and records of MFC and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in its possession and complete and accurate copies of all relevant portions of all corporate books and records relating directly and primarily to the Financial Services Business. KHD and its subsidiaries may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of MFC.

(b)	Prior to or as promptly as practicable after the Distribution Date, MFC shall deliver or make available to KHD, all corporate books and records of KHD and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in its possession and complete and accurate copies of all relevant portions of all corporate books and records relating directly and primarily to the Industrial and Engineering Services Business. MFC may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of KHD.
4.10	Access to Information

From and after the Distribution Date, each of KHD and MFC shall afford to the other and to the other’s representatives reasonable access and duplicating rights during normal business hours to all information within the possession or control of such party relating to the other party’s business as it existed prior to the KHD Distribution or relating to or arising in connection with the relationship between the parties on or prior to the Distribution Date, insofar as such access is reasonably required for a reasonable purpose. Without limiting the foregoing, information may be requested under this Section 4.10 for audit, accounting, regulatory, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

4.11	Production of Witnesses

After the Distribution Date, each of KHD and MFC shall, and shall cause each member of its respective business to make available to the other party. upon reasonable prior written request, such party’s directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such person may reasonably be required in connection with any litigation, administrative or other proceedings in which the requesting party may from time to time be involved and relating to other party’s business as it existed prior to the KHD Distribution or relating to or in connection with the relationship between the parties on or prior to the Distribution Date.

4.12	Retention of Records

Except as otherwise agreed in writing, each of KHD and MFC shall, and shall cause its respective subsidiaries, retain all information in such party’s possession or under its control, relating directly and primarily to other party’s business as it existed prior to the KHD Distribution as required by law.

4.13	Cooperation with Respect to Government Reports and Filings

KHD, on behalf of itself and each of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), agrees to provide MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), and MFC, on behalf of itself and each of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), agrees to provide KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), with such cooperation and information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting any other government proceeding relating to the businesses or each party as such existed prior to the KHD Distribution or relating to or in connection with the relationship between the parties on or prior to the Distribution Date. Such cooperation and information shall include promptly forwarding copies of appropriate notices, forms and other communications received from or sent to any government authority. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or information provided hereunder.
ARTICLE 5
CONDITIONS
5.1	Mutual Conditions Precedent

The obligations of each of the parties to this Agreement to complete the Restructuring are subject to the fulfilment or mutual waiver by each of KHD and MFC of each of the following conditions:
(a)	the Rule 12g3-2(b) Exemption shall have been granted in form and substance satisfactory to each of KHD and MFC;

(b)	the Exemption Order shall have been obtained in form and substance satisfactory to each of KHD and MFC;

(c)	the Restructuring and this Agreement shall have been approved by the respective board of directors of each of the parties;

(d)	there shall not have occurred any actual or threatened (including any proposal by the Minister of Finance (Canada)) change or amendment to the Tax Act or regulations thereunder or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Restructuring including, without limitation, the KHD Distribution;

(e)	all requisite stock exchange approvals, all requisite domestic and foreign regulatory approvals and consents, and rulings or orders from the securities regulatory authorities providing that all trades relating to the KHD Transfers and the MFC Transfers are exempt from prospectus and registration requirements, shall each have been obtained on terms and conditions satisfactory to KHD and MFC, acting reasonably;

(f)	no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Restructuring or the transactions contemplated thereby;

(g)	there shall not exist any prohibition at law against the completion of the Restructuring; and

(h)	this Agreement shall not have been terminated pursuant to the provisions hereof.
5.2	Additional Conditions Precedent to the Obligations of MFC

The obligations of MFC to complete the Restructuring will also be subject to the following conditions, each of which is for MFC’s exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:
(a)	KHD shall have performed each covenant or obligation to be performed by it hereunder in favour of MFC;

(b)	the representations and warranties of KHD set out in this Agreement shall be true and correct on and as of the date of the KHD Distribution as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c)	any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of KHD or MFC and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to MFC, acting reasonably;

(d)	no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgement of MFC, acting reasonably in the circumstances, if the Restructuring was consummated would materially and adversely affect MFC and its subsidiaries; and

(e)	KHD and its subsidiaries shall have co-operated in taking all steps required to meet regulatory requirements, provided that such steps would not have adverse consequences to the holders of MFC Shares or to MFC or any of its subsidiaries if the Restructuring were not completed.
5.3	Additional Conditions Precedent to the Obligations of KHD

The obligations of KHD to complete the Restructuring will also be subject to the following conditions, each of which is for KHD’s exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:
(a)	MFC shall have performed each covenant or obligation to be performed by it hereunder in favour of KHD;

(b)	the representations and warranties of MFC set out in this Agreement shall be true and correct on and as of the date of the KHD Distribution as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c)	MFC’s registrar and transfer agent has received valid and irrevocable instructions to distribute by book-entry transfer, all of the MFC Shares to the holders of KHD Shares;

(d)	any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of KHD or MFC and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to KHD, acting reasonably;

(e)	no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgement of KHD, acting reasonably in the circumstances, if the Restructuring was consummated would materially and adversely affect KHD and its subsidiaries; and

(f)	from and after the date of this Agreement, there shall not have occurred or arisen (or there shall have been generally disclosed or discovered, if not previously disclosed in writing to and acknowledged by KHD), any change or fact (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of MFC and any of its subsidiaries considered on a consolidated basis which, in the sole judgement of KHD, acting reasonably in the circumstances, has or may have a material adverse effect either on the value of MFC and its subsidiaries considered on a consolidated basis.
5.4	Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released when the Restructuring and Distribution are complete.
ARTICLE 6
TERMINATION AND AMENDMENT
6.1	Termination

This Agreement may be terminated at any time prior to the date of the KHD Distribution:
(a)	by agreement in writing executed by KHD and MFC;

(b)	by MFC at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.2 have not been satisfied or waived; or

(c)	by KHD at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.3 have not been satisfied or waived.
6.2	Effect of Termination

In the event of any termination of this Agreement, the provisions hereof will become void and no party will have any liability to any other party in respect of this Agreement, except in respect of any breach of this Agreement which occurred on or before the Termination Date.

6.3	Amendment

Subject as hereinafter provided, this Agreement may, at any time and from time to time, but not later than the date of the KHD Distribution, be amended by written agreement of KHD and MFC (or, in the case of a waiver, by written instrument of the party giving the waiver) without, subject to applicable law, notice to or authorization on the part of the shareholders of KHD or MFC. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.

Notwithstanding the foregoing, the terms of this Agreement shall not be amended in a manner prejudicial to KHD or MFC without the approval of KHD or MFC, as the case may be.
ARTICLE 7
GENERAL PROVISIONS
7.1	Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:
(a)	if to KHD:

Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong

Attention: Michael J. Smith
Fax: 852.2537.3689
(b)	if to MFC:

Palm Court
28 Pine Road
Belleville, St. Michael
Barbados

Attention: Michael J. Smith
Fax: 246.429.5143
The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).
7.2	Survival of Representations and Warranties

The respective representations, warranties and covenants of KHD and MFC contained herein shall expire with, and be terminated and extinguished upon, completion of the Restructuring except for the provisions of Section 4.8 which shall survive as continuing covenants following the completion of the Restructuring.

7.3	Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.4	Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder or under the Restructuring shall be assigned by any of the parties hereto without the prior written consent of the other party hereto.

7.5	Time of Essence

Time shall be of the essence of this Agreement.

7.6	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.7	Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

7.8	Bulk Transfer Laws

Each of KHD and MFC hereby waive compliance, on their own behalf and on behalf of each of their respective subsidiaries, with the requirements and provisions of the “bulk-sale” or “bulk-transfer” laws of any jurisdiction.
IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per:	/s/ Michael J. Smith
Authorized Signatory
MASS FINANCIAL CORP.

Per:	/s/ Michael J. Smith
Authorized Signatory

SCHEDULE A
TRANSFERS FROM KHD AND SUBSIDIARIES TO MFC
In the event of a good faith error or omission as to the number of shares to be transferred from KHD to MFC, the parties to the Restructuring Agreement have agreed to use their best efforts to rectify such error or omission with the issuance of additional shares of preferred stock.

	Corporate Jurisdiction	Number and Class of Shares
Name of Company	of the Company	to be Transferred from
to be Transferred	to be Transferred	KHD to MFC

Cathay Merchant Group, Inc.	U.S.A.	1,486,100 common shares

CVD Financial Corporation	British Virgin Islands	2,611,881 common shares
1,467,150 preferred shares

DTA Holding AG (In Liquidation)	Germany	all shares held by KHD

Ellsway Holdings Limited	Canada	10,097,441 common shares

10,097,342 preferred shares

Lasernet Limited	Liberia	266,797 shares

MFC Bancorp Ltd. (formerly Ballinger Holding Corporation)	Canada	1 common share

New Image Investment Company Limited	U.S.A	7,640,960 common shares

Newfoundland and Labrador Corporation Limited	Canada	all shares held by KHD

Trimble Resources Corporation	Turks and Caicos Islands	all shares held by KHD

SCHEDULE B
TRANSFERS FROM MFC TO KHD
In the event of a good faith error or omission as to the number of shares to be transferred from MFC to KHD, the parties to the Restructuring Agreement have agreed to use their best efforts to rectify such error or omission with the issuance of additional shares of preferred stock.

	Corporate Jurisdiction	Number and Class of Shares
Name of Company	of the Company	to be Transferred from
to be Transferred	to be Transferred	MFC to KHD

MFC Industrial Holdings AG	Germany	6,015,985 common shares

Sasamat Capital Corporation	Canada	2,671,767 common shares

Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	China	70% of MFC’s Holdings

MFC & KHD International Industries Limited	Samoa	all shares held by MFC